SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                RULE 13e-1 TRANSACTION STATEMENT
               Pursuant to Section 13(e)(1) of the
                 Securities Exchange Act of 1934

       OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
                        (Name of issuer)

                         ASSIGNEE UNITS
                 (Title of Class of Securities)

                         NOT APPLICABLE
              (CUSIP Number of Class of Securities)

                         Marc B. Abrams
                      7200 Wisconsin Avenue
                           Suite 1100
                    Bethesda, Maryland  20814
                         (301) 654-3100

(Name,  Address  and  Telephone Number of  Person  Authorized  to
Receive  Notices  and Communications on Behalf of  the  Person(s)
Filing Statement)

                           Copies to:

                     Robert B. Robbins, Esq.
                 Shaw Pittman Potts & Trowbridge
                       2300 N Street, N.W.
                     Washington, D.C.  20037
                         (202) 663-8136


                    CALCULATION OF FILING FEE

                                        AMOUNT OF
TRANSACTION VALUATION                   FILING FEE
---------------------                   ----------
$66,000 <F1>                            $13.20 <F2>

<F1> As  purchases  will be privately negotiated, the transaction valuation represents the Partnership's estimate of the maximum amount of consideration that may be paid for any Units that may be offered to the Partnership for purchase. Solely for purposes of this fee calculation, the Partnership estimates that it may purchase up to 120 Units at an average price of $550 per Unit. The Partnership will amend this Transaction Statement in the event the aggregate consideration that is actually paid by the Partnership exceeds $66,000.

<F2> Pursuant to Rule 0-11(b), the fee is 1/50 of 1% of the value of the securities proposed to be acquired by the issuer.




      [] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:       $0.00

  Form or Registration No.:     SC-13E-1

  Filing   Party:               Oxford  Residential  Properties   I
                                Limited Partnership

  Date Filed:                   March 15, 1999

      (1) This Rule 13e-1 Transaction Statement relates to the proposed purchase or redemption (the "13e-1 Purchases") by Oxford Residential Properties I Limited Partnership (the
      "Partnership") of Assignee Units of the Partnership (the "Units"), during the pendency of the tender offer dated March 2, 1999, filed by MacKenzie Patterson Special Fund, L.P., MacKenzie Specified Income Fund, L.P., MacKenzie Fund VI, L.P., Accelerated High Yield Institutional Investors, L.P., Previously Owned Partnerships Income Fund II, L.P., MP Income Fund 12, LLC, MP Income Fund 14, LLC, and Cal-Kan, Inc. (the "Purchaser"), to purchase up to 2,425 Units at a price of $550 per Unit) (the "Offer").

      Any such purchases or redemptions will be made solely in private transactions, and only upon the Partnership's receipt of an offer to sell Units to the Partnership by a Unit Holder. The Units are not traded on a securities exchange. The Partnership currently estimates that, during the pendency of the Offer, it will purchase or redeem not more than 120 Units.

      (2) The 13e-1 Purchases are being made in view of the belief of the Partnership's Managing General Partner that the 13e-1 Purchases will provide Unit holders who desire to obtain liquidity for their investment in the Partnership with an opportunity to sell all or a portion of their investment in the Partnership, and based on the Managing General Partner's belief that purchase of the Units at prices approved by the Managing General Partner will result in long-term benefits to the remaining Unit Holders.

      Units acquired pursuant to Rule 13e-1 Purchases will be retired.

      (3)    The   Partnership  anticipates  that  the  aggregate
      consideration  for  the  13e-1 Purchases  will  not  exceed
      $66,000, which the Partnership will fund from its working capital.





                            SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    March 15, 1999

                              OXFORD RESIDENTIAL PROPERTIES I
                              LIMITED PARTNERSHIP

                              By:  Oxford Residential
                                   Properties I Corporation,
                                   Managing General Partner


                                   By:/s/ Marc B. Abrams
                                      -------------------------
                                      Marc B. Abrams,
                                      Senior Vice President